UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33759

Giant Interactive Group Inc.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Exhibit Index

Exhibit	Description
99.1	Press Release dated November 19, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: November 20, 2007

GIANT INTERACTIVE GROUP INC. ANNOUNCES

THIRD QUARTER 2007 RESULTS

SHANGHAI, PRC — November 19, 2007 — Giant Interactive Group Inc. (NYSE: GA), one of China’s leading online game developers and operators in terms of revenues, announced today its unaudited financial results for the third quarter ended September 30, 2007.

Third Quarter 2007 Highlights:

•	Net revenue for the third quarter of 2007 was RMB405.2 million (US$54.1 million), an increase of 164.2% over the third quarter of 2006 and 9.5% over the second quarter of 2007.

•

Gross profit for the third quarter of 2007 was RMB359.8million (US$48.0million), an increase of 152.8% over the third quarter of 2006 and 8.5% over the second quarter of 2007. Gross profit margin for the third quarter of 2007 was 88.8%.

•

Net income for the third quarter of 2007 was RMB290.2 million (US$38.7 million), an increase of 152.6% over the third quarter of 2006 and 9.8% over the second quarter of 2007. Net income margin for the third quarter of 2007 was 71.6%.

•

Net income per ordinary share for the third quarter of 2007 was RMB1.44 (US$0.19), compared to RMB0.57 for the third quarter of 2006. After the recent initial public offering, each ADS represents one ordinary share.

•	Active Paying Accounts (“APA”) for ZT Online in the third quarter of 2007 reached 1,318,000, an increase of 88.9% from the third quarter of 2006 and 5.6% from the second quarter of 2007.

•	Average Revenue Per User (“ARPU”) for ZT Online in the third quarter of 2007 was RMB305.2, an increase of 38.8% from the third quarter of 2006 and 3.3% from the second quarter of 2007.

•	Average Concurrent User (“ACU”) for ZT Online in the third quarter of 2007 was 481,000, an increase of 77.6% from the third quarter of 2006 and a decrease of 6.6% from the second quarter of 2007.

•	Peak Concurrent User (“PCU”) for ZT Online in the third quarter of 2007 was 888,000, an increase of 59.2% from the third quarter of 2006 and a decrease of 17.2% from the second quarter of 2007.

Mr. Yuzhu Shi, Chairman and Chief Executive Officer of Giant Interactive Group Inc. (“Giant”), commented, “2007 has been a historic year for Giant, highlighted by our successful listing on the NYSE on November 1, 2007. Our listing represents a major milestone towards our goal of becoming the largest online game developer and operator in Asia. Our passion for games remains the main driving force behind our strategy, while our strong R&D and technology capabilities, extensive distribution and marketing support network and clear insight into the Chinese mass market continue to underpin our growth. As such, we are pleased to announce strong earnings for the third quarter of 2007 with 164.2% growth in net revenue and a 152.6% increase in net income, as well as continued strong high gross profit and net income margins. Our ZT Online game continued to deliver solid performance with the successful launch of the expansion packs and with the execution of our marketing strategy of targeting new users in medium and smaller cities. The increases in both APA and ARPU demonstrate the continued expansion of our paying player base and increasing player loyalty to ZT Online. The development of our second major game, Giant Online, is on track and feedback from closed beta testing has been very positive.”

“We are excited for our future prospects.” Mr. Shi continued, “We believe with the recent milestones and our unwavering commitment to game play, we are well positioned to enhance our market leadership.”

Third Quarter 2007 Unaudited Financial Results

Total net revenue. Total net revenues for the third quarter of 2007 were RMB405.2 million (US$54.1 million), representing a 9.5% increase compared to RMB370.2 million in the second quarter of 2007, and a 164.2% increase compared to RMB153.4 million in the third quarter of 2006.

Online game net revenues for the third quarter of 2007 were RMB404.0 million (US$53.9 million), an increase of 9.7% from RMB368.4 million in the second quarter of 2007, and an increase of 163.4% from RMB153.4 million in the third quarter of 2006. The significant year-over-year increase in online game net revenues was mainly due to the strong performance achieved by ZT Online, especially from our recent expansion pack release in the third quarter of 2007. Although both ACU and PCU had a slight decrease in the third quarter of 2007 as compared to those in the second quarter of 2007 due to the game rule change instituted by us to discourage “gold farming” activities in June of 2007, we believe that the recent expansion pack Zhong Zhi Cheng Cheng (“ZZCC”) released in July has enhanced our player interactivity and loyalty to the game, and helped drive APA and ARPU up by 5.6% and 3.3%, respectively, from the second quarter 2007. In addition, the ZZCC expansion pack has led to improved ACU and PCU during the course of the third quarter 2007.

Cost of Services. Cost of services for the third quarter of 2007 was RMB45.4 million (US$6.1 million), representing a 311.2% increase over the same period last year, and an increase of 17.7%, over the second quarter of 2007. The quarter-over-quarter rise in cost of services was mainly due to a RMB2.8 million increase in co-location and Internet access costs, a RMB1.7 million increase in depreciation of servers and an increase of RMB0.8 million in compensation costs. The increased costs related to these items were a result of the expansion of our business, including the purchase of additional servers to provide better service and performance for current game players and the expansion of our infrastructure capabilities in advance of the launch of both ZT Online expansion packs and Giant Online.

Gross Profit and Gross Margin. Gross profit for the third quarter of 2007 was RMB359.8 million (US$48.0 million), representing a RMB28.2 million sequential increase and a significant RMB217.5 million year-over-year increase. Gross margin for the third quarter of 2007 was 88.8%, down slightly from 92.8% in the third quarter of 2006 and 89.6% in the second quarter 2007. The slight decrease in gross margin was mainly due to increased investment in services, as we further developed infrastructure and technology platforms in anticipation of the launch of both ZT Online expansion packs and Giant Online.

Operating Expenses. Total operating expenses for the third quarter of 2007 were RMB70.2 million (US$9.4 million), representing an increase of 3.3% from RMB67.9 million in the second quarter of 2007, and an increase of 152.6% from RMB27.8 million in the third quarter of 2006. The sequential increase in operating expenses is mainly attributable to the rise in research and product development and sales and marketing expenses, while the year-over-year increase in operating expenses was primarily a result of continuous investment to accelerate our business expansion.

Research and product development expenses were RMB7.2 million (US$1.0 million), an increase of 118.9% from RMB3.3 million in the previous quarter, and up 141.8% from RMB3.0 million in the third quarter of 2006. The increased expenses resulted from the hiring of additional senior game architects and engineers in an effort to further strengthen R&D capabilities, enrich our game designs and drive the launch of expansion packs for ZT Online and Giant Online.

Sales and marketing expenses increased to RMB59.6 million (US$8.0 million) for the third quarter 2007, up 34.3% from RMB44.4 million in the previous quarter and up 169.9% from RMB22.1million in the third quarter of 2006. We have significantly expanded our liaison personnel from 1,300 as of June 30, 2007 to 2,500 as of October 1, 2007, in order to accelerate our marketing campaigns aimed at increasing penetration in China’s medium and small cities. We have also added 220 liaison offices during the third quarter, bringing the total number of our liaison offices to be over 470 as of September 30, 2007, and increased our advertising initiatives to support our sales and marketing efforts in these cities.

General and administrative expenses were RMB20.1 million (US$2.7 million) in the third quarter of 2007, representing a sequential decrease of 0.6% from RMB20.2 million. The relative stability of general and administrative expenses quarter-over-quarter is mainly attributable to our ongoing efforts to optimize operational and cost efficiency.

Income Tax Expense. There was no income tax expense to report in the third quarter of 2007 due to the current tax holiday we are experiencing.

Net Income. Net income for the third quarter of 2007 was RMB290.2 million (US$38.7 million), a year-over-year increase of 152.6% from RMB114.9 million, a quarter-over-quarter increase of 9.8% from RMB264.2 million. Net income margin was up slightly to 71.6% for the third quarter of 2007, as compared to 71.4% in the preceding quarter and 74.9% in the third quarter of 2006.

Cash and Cash Equivalents. Cash and cash equivalents as of September 30, 2007 grew to RMB1,170 million (US$156.1 million) from RMB98.9 million as of June 30, 2007. This increase was mainly due to the receipt of RMB900.0 million from Jiante, a related party of the Company, as payment for advances provided by Giant earlier in 2007.

Advance from Distributors. Advance from distributors increased by RMB55.2 million from RMB63.4 million as of June 30, 2007 to RMB118.6 million (US$15.8 million) as of September 30, 2007, which was mainly due to the increase in sales of prepaid game cards at the end of September 2007. Since the first week of October was Chinese National Holiday and there was no sale of prepaid game cards in that week, all the cards were sold just before the National Holiday.

Currency Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.4928 on September 28, 2007 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business Highlights and Outlook

ZT Online—The latest expansion pack, Zhong Zhi Cheng Cheng (“ZZCC”) for ZT Online, was released in July 2007 and has been well received by the players. We believe that this pack has greatly improved the community features of ZT Online by further enhancing the interactivity amongst players through development and expansion of collaborative and combative features in the game. It further enhances the retention of players and player loyalty to the game.

With unwavering commitment to game play, we continue to develop new enhancements and features to deliver a better gaming experience. Another expansion pack of ZT Online is expected to be released in the fourth quarter of 2007, and beta testing of it is already in progress. The new version includes innovations in online game design to further enhance the geographical and dimensional interactive experience for players. Also, the ZT Online PTP version is aimed at deepening our penetration into other uncaptured niche segment and public beta testing has been in process since September.

Giant Online— Engineering testing, internal tests and closed beta testing for this highly anticipated game were successfully completed by the end of August. The dual version beta test commenced in September with over 100,000 daily registered volunteer participants and concurrent user of 30,000 as of the end of the third quarter of 2007. Giant Online has already been commercially launched in the fourth quarter of 2007 and we anticipate to start ramping up users by the first quarter of 2008.

King of Kings III—Developments to launch King of Kings III, which Giant acquired from a Taiwan-based company, continues to remain on schedule and will soon enter into the internal testing phase.

Initial Public Offering—On November 1, 2007, Giant Interactive Group successfully listed on the New York Stock Exchange in an initial public offering of 57,197,423 shares and a new issuance of 1,612,903 shares to a third-party cornerstone investor. After inclusion of an additional 8,579,613 ADSs, representing the over-allotment shares, the total offering size was approximately US$1.04 billion.

Fourth Quarter Guidance— Based on the current outlook, Giant expects to generate total net revenues for the fourth quarter in the range of RMB425 million to RMB430 million.

Conference Call

Giant Interactive Group senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing) on Tuesday, November 20, 2007 to discuss its 2007 third quarter financial results and recent business activity. The conference call may be accessed by calling +1 866 202 1971 (US) or +1 617 213 8842 (International), with pass code 68099188.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.giantig.com/investors/earningsannouncements.html.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to International Data Corporation. Giant has three additional online games that it intends to commercially launch, including ZT Online PTP, Giant Online and King of Kings III. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of September 30, 2007, consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

Safe Harbor Statement

Statements in this release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and include, among others, our anticipated operating results for the fourth quarter 2007, our continued efforts to develop and launch our new games and to expand our distribution and marketing network, and the anticipated success of our ZT expansion packs and ZT Online PTP and Giant Online. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include our ability to develop, purchase or license additional online games that are attractive to our players, our dependence on one online game, which currently accounts for all of our historical net revenues, our ability to respond to competition, our need to implement and maintain effective internal controls over financial reporting, our limited operating history and the unproven long-term potential of our online game business model and uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on November 1, 2007, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 12 of our prospectus. Our actual results of operations for the third quarter of 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:
Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350 giantinteractive@taylor-rafferty.com

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact: John Dooley, Senior Associate Taylor Rafferty +1 (212)889-4350 giantinteractive@taylor-rafferty.com

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

	Audited	Unaudited	Unaudited	Unaudited
	December 31, 2006	June 30, 2007	September 30, 2007	September 30, 2007
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	451,371,402	98,945,878	1,169,962,910	156,144,954
Prepayments and other current assets	12,558,672	35,300,293	42,754,330	5,706,055
Due from related parties	2,500,000	903,851,800	4,807,033	641,554
Inventories	228,361	477,760	1,120,255	149,511
Deferred tax assets	—	10,118,925	11,927,813	1,591,903

Total current assets	466,658,435	1,048,694,656	1,230,572,341	164,233,977

Non-current assets:
Property and equipment, net	36,491,280	87,255,876	113,529,232	15,151,777
Intangible assets, net	1,643,545	9,985,102	78,430,555	10,467,456
Long-term deposits	10,600	10,600	10,600	1,415
Deferred initial public offering costs	—	5,891,309	35,400,000	4,724,536

Total non-current assets	38,145,425	103,142,887	227,370,387	30,345,183

Total assets	504,803,860	1,151,837,543	1,457,942,728	194,579,160

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	47,044,135	55,657,409	82,756,614	11,042,818
Due to a related party	2,496,391	27,115	—
Advance from distributors	52,614,687	63,443,283	118,556,151	15,822,677
Deferred revenue	136,712,130	219,825,997	260,762,879	34,801,794
Unrecognized tax benefits	—	10,118,925	11,927,813	1,591,903

Total current liabilities	238,867,343	349,072,729	474,003,457	63,261,192

Non-current liabilities:
Long-term loans	16,074,720	20,544,221	—	—

Total liabilities	254,942,063	369,616,950	474,003,457	63,261,192

Commitments and contingencies
Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2006, June 30, 2007, September 30, 2007 respectively; 200,000,000 , 200,000,000 and 204,590,000 shares issued and outstanding at December 31, 2006, June 30, 2007, September 30, 2007, respectively)	318	318	325	43
Additional paid-in capital	46,404,700	66,034,341	143,971,228	19,214,610
Statutory reserves	43,890,273	43,890,273	43,890,273	5,857,660
Accumulated other comprehensive income	145,906	546,088	2,397,187	319,932
Retained earnings	159,420,600	671,749,573	793,680,258	105,925,723

Total shareholders’ equity	249,861,797	782,220,593	983,939,271	131,317,968

Total liabilities and shareholders’ equity	504,803,860	1,151,837,543	1,457,942,728	194,579,160

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended
	September 30, 2006	June 30, 2007	September 30, 2007	September 30, 2007
	(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game	153,362,452	368,446,793	404,032,797	53,922,805
Overseas licensing revenue	—	1,775,855	1,213,862	162,004

Total net revenue	153,362,452	370,222,648	405,246,659	54,084,809
Cost of services	(11,052,633)	(38,617,474)	(45,449,384)	(6,065,741)

Gross profit	142,309,819	331,605,174	359,797,275	48,019,068
Operating (expenses) income:
Research and product development expenses	(2,986,269)	(3,297,974)	(7,219,369)	(963,508)
Sales and marketing expenses	(22,088,487)	(44,393,221)	(59,626,591)	(7957,852)
General and administrative expenses	(4,188,440)	(20,209,385)	(20,093,497)	(2,681,707)
Government financial incentives	1,490,000	—	16,779,300	2,239,390

Total operating expenses	(27,773,196)	(67,900,580)	(70,160,157)	(9,363,677)

Income from operations	114,536,623	263,704,594	289,637,118	38,655,392
Interest income	358,913	599,849	837,133	111,725
Other expenses	(10,467)	(56,663)	(263,366)	(35,149)

Income before income tax expenses	114,885,069	264,247,780	290,210,885	38,731,967
Income tax benefits	—	—	—	—

Net income	114,885,069	264,247,780	290,210,885	38,731,967

Other comprehensive income
Foreign currency translation	—	248,880	1,851,099	247,050

Comprehensive income	114,885,069	264,496,660	292,061,984	38,979,018

Earnings per share:
Basic	0.57	1.32	1.44	0.19
Diluted	0.57	1.32	1.38	0.18
Weighted average ordinary shares:
Basic	200,000,000	200,000,000	201,572,283	201,572,283
Diluted	200,000,000	200,589,316	210,476,214	210,476,214